Exhibit 99-1
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 [GRAPHIC OMITTED]         KOOR INDUSTRIES ANNOUNCES NOMINATION OF AUDIT
Koor Industries Ltd.       COMMITTEE AND ADDITIONAL DIRECTOR



Tel Aviv, Israel - October 22 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company, announced today that following the nomination of two external directors by the Annual General Meeting of Koor's shareholders, its Board of Directors has nominated a new audit committee comprised of three directors. These are: Mr. Gideon Lahav (Chairman of the committee), Dr. Ayelet Ben-Ezer (external director) and Mr. Shlomo Reizman (external director).

In  addition,  Mr.  Mark  Shimel  was  nominated  as  director.   Following  the
nomination, Koor's Board of Directors comprises of twelve directors.



ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; in defense through Elbit Systems; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                IR CONTACTS
Avital Lev, CPA, Investor Relations            Ehud Helft/Kenny Green
Koor Industries Ltd.                           GK Investor Relations
Tel:  972 3 607-5111                           Tel:  1 866 704-6710
Fax:  972 3 607-5110                           Fax:  972 3 607-4711
Avital.lev@koor.com                            ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.